Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Instil Bio, Inc. in connection with Registration Statement on Form S-1 (File No. 333-253620)

March 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Julie Sherman

Vanessa Robertson

Alan Campbell

Celeste Murphy

RE:	Instil Bio, Inc.

Registration Statement on Form S-1

File No. 333-253620

Ladies and Gentlemen:

On behalf of Instil Bio, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 5, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally confidentially submitted with the Commission on January 12, 2021, as amended on February 12, 2021 and subsequently filed by the Company with the Commission on February 26, 2021 (File No. 333-253620) (the “Registration Statement”), we submit this supplemental letter to further address comment 11 of the Comment Letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at + 1 212 479 6474 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

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March 8, 2021

Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Preliminary Price Range”) for the Company’s proposed initial public offering (“IPO”), which takes into account a proposed [***]-for-1 stock split of the Company’s common stock (“Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. This range implies a pre-money equity valuation for the Company of $[***] million to $[***] million. Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect the proposed Stock Split.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC (collectively, the “Representatives”), the representatives of the underwriters for the proposed IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s Board of Directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred shares and third-party valuation of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	valuations performed by an independent third-party valuation firm in accordance with the Practice Aid;

•	the Company’s stage of development and material risks related to the Company’s business;

•	the progress of the Company’s research and development programs, including the status and results of preclinical studies;

•	the Company’s business conditions and projections;

•	sales of the Company’s convertible preferred stock;

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Three

•	the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of its common stock;

•	lack of marketability of the Company’s common and convertible preferred stock as a private company;

•	the Company’s operating results and financial performance;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, in light of prevailing market conditions;

•	the trends, developments and conditions in the life sciences and biotechnology industry sectors;

•	the analysis of initial public offering and the market performance and stock price volatility of similar public companies in the life sciences and biopharmaceutical sectors; and

•	the economy in general.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

The equity value of the Company was estimated either by the market approach or income approach. The market approach estimates the value of the Company’s business by reference to the closest round of equity financing preceding the date of the valuation. The income approach estimates the fair value of a company based on the present value of the Company’s future estimated cash flows and its residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows.

In accordance with the Practice Aid, the Company considered the following methods for allocating the equity value across its classes and series of capital shares to determine the fair value of its common stock at each valuation date.

•

Option Pricing Method (OPM). The OPM treats the rights of the holders of common stock as equivalent to that of call options on the total equity value of the company with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the convertible preferred stock liquidation preferences at the time of a liquidity event, such as a strategic sale, merger or IPO. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Four

potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common stock derived from the OPM is then divided by the number of shares of common stock outstanding to arrive at the per share value.

•

Hybrid Method. The hybrid method is a Probability-Weighted Expected Return Method (PWERM) where the equity value in one of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock-based upon an analysis of future values for us, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

Under both methods discussed above, after the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In the Company’s selection of the appropriate DLOM at each valuation date, the Company considered the implied discounts from various studies and quantitative models.

In the course of granting options and preparing for its IPO, the Company obtained third-party valuations of its common stock as of March 2, 2020, July 30, 2020 and December 31, 2020. The Company also obtained a retrospective third-party valuation of its common stock as of October 30, 2020, after concluding that the increase in fair value of its common stock by $4.81 per share between its July 30, 2020 and December 31, 2020 valuation dates indicated that there was an increase in the fair value of the underlying common stock for the late October 2020, late November 2020 and early December 2020 stock option grants that was not reflected in their exercise price. The third-party valuations resulted in the following valuations of the Company’s common stock, after giving effect to the proposed Stock Split:

•	$0.57 per share as of March 2, 2020;

•	$0.96 per share as of May 28, 2020;

•	$1.15 per share as of July 30, 2020;

•	$1.22 per share as of October 30, 2020; and

•	$5.96 per share as of December 31, 2020.

As of each award date set forth in the table below under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For dates on which there was not a contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Board during the past 12 months, after giving effect to the Stock Split:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Five

Grant Date	Number of Shares Underlying Equity Awards Granted (#)	Third-Party Valuation Date	Exercise Price per Common Share ($)	Estimated Fair Value Per Common Share at Grant Date ($)
May 9, 2020	3,137,108	March 2, 2020	0.83	0.57
May 11, 2020	119,600	March 2, 2020	0.83	0.57
August 6, 2020	5,308,168	July 30, 2020	1.15	1.15
October 26, 2020	932,880	October 30, 2020	1.15	1.22
November 23, 2020	1,154,140	October 30, 2020	1.15	1.22
December 4, 2020	53,820	October 30, 2020	1.15	1.22
January 4, 2021	35,880	December 31, 2020	5.96	5.96	*
January 22, 2021	638,066	December 31, 2020	5.96	5.96	*
February 10, 2021	4,230,252	December 31, 2020	5.96	5.96	*
February 12, 2021	412,620	December 31, 2020	5.96	5.96	*
February 16, 2021	167,440	December 31, 2020	5.96	5.96	*
February 22, 2021	218,270	December 31, 2020	5.96	5.96	*
February 23, 2021	107,640	December 31, 2020	5.96	5.96	*
February 24, 2021	117,806	December 31, 2020	5.96	5.96	*
February 25, 2021	74,750	December 31, 2020	5.96	5.96	*

*	Refer to Conclusion section below for planned reassessment of common stock fair value.

March 2020 Valuation; May 2020 Option Grants

On May 9, 2020, the Company granted options to purchase an aggregate of 3,137,108 shares of common stock at an exercise price of $0.83 per share.

On May 11, 2020, the Company granted options to purchase an aggregate of 119,600 shares of common stock at an exercise price of $0.83 per share.

The income approach and OPM was utilized for the independent third-party valuation of the Company’s common stock as of March 2, 2020. The OPM indicated the value of the Company’s common stock to be $0.57 per share as of March 2, 2020. A DLOM of [***]% was used for the March 2, 2020 valuation.

For the period from the March 2, 2020 valuation to May 11, 2020, the Board determined there were no internal or external developments since the March 2, 2020 valuation that warranted a material change in the fair value. At the end of May 2020, the Company issued 11,960,000 shares of its Series A Preferred stock to Curative Ventures at a price of $0.83 per share. In connection with the preparation of its December 31, 2020 consolidated financial statements and the confidential submission of its draft registration statement on Form S-1, the Company reassessed the fair value of its stock on May 28, 2020, the date when the Series A convertible preferred stock were issued. In valuing its Series A convertible preferred stock, the Company started with its equity value as of March 2020. A [***]% rate of return adjustment was applied to capture the Company’s progress and changes in the market between the financing and the valuation date. The resulting equity value was then allocated to the outstanding stock using the OPM. Based on this valuation, the Company determined the fair value of its common stock on May 28, 2020 should be $[***] per share. As a result, the Board further evaluated the impact of this updated valuation on the fair value of the Company’s common stock in early May 2020, when a stock options for an aggregate 3,256,708 common shares were granted. Using a straight-line interpolation between its March 2, 2020 and May 28, 2020 valuations, the Company retrospectively determined that the fair value of its common stock as of May 9, 2020 and May 11,

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Six

2020 was $[***] and $[***] per share, respectively which is $[***] and $[***] per share, respectively, greater than the $[***] exercise price per share for the stock options granted on May 9, 2020 and May 11, 2020. As the total difference in fair value was $[***], the Company concluded an update to its stock-based compensation cost both in 2020 and subsequent for this difference was immaterial and has passed on recording any adjustment.

July 2020 Valuation; August – December 2020 Option Grants

On August 6, 2020, the Company granted options to purchase an aggregate of 5,308,168 shares of common stock at an exercise price of $1.15 per share.

On October 26, 2020, the Company granted options to purchase an aggregate of 932,880 shares of common stock at an exercise price of $1.15 per share.

November 23, 2020, the Company granted options to purchase an aggregate of 1,154,140 shares of common stock at an exercise price of $1.15 per share.

On December 4, 2020, the Company granted options to purchase an aggregate of 53,820 shares of common stock at an exercise price of $1.15 per share.

The Board determined the fair value at the time of the grants was $1.15 based on a number of factors, including the July 30, 2020 valuation.

For the July 30, 2020 valuation, the Company estimated the fair value of the Company’s common stock considering two types of scenarios: staying private and a near-term, unspecified liquidity event. For those future-event scenarios, the Company’s management determined that the probability for the liquidity scenario was [***]%, and for the staying private scenario was [***]%. The relative probability weighting of each scenario was determined based on the Company’s expectations as to the timing and likely prospects of the scenarios.

The equity value under the unspecified liquidity event scenario was estimated by using recovery rates based on the nature of the Company’s assets and industry norms. In determining the equity value for the liquidity event scenario, the Company analyzed the liquidation preferences of its Series A Preferred Stock and Series B Preferred Stock and determined that the common stock had no value in such an event.

The equity value under the staying private scenario was based on the OPM, backsolve method. In an OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free interest rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as the Company concluded that the Series B convertible preferred stock financing transaction was an arms-length transaction. The average value of Series B convertible preferred stock across the two scenarios was set equal to the price paid by investors for those shares. A DLOM of [***]% was then applied to the common share value.

According to the July 30, 2020 valuation, the value of the Company’s common stock was estimated to be $1.15 per share. Based on that result as well as consideration of other qualitative factors, the Company’s Board determined that the fair value of the Company’s common stock was $1.15 per share as of July 30, 2020. The primary reason for the increase in the concluded fair market value per share of $1.15 in the July 30, 2020 valuation, as compared to the estimated fair market value per share of $0.57 in the March 2, 2020 valuation, was attributable to the closing of the Company’s Series B Preferred stock financing of $170.2 million by several leading healthcare investors in June 2020 and the continued operations of the Company. With the proceeds from this financing, the Company had adequate funding to execute its growth

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Seven

and hiring plans going forward. For the period from the July 30, 2020 valuation to December 4, 2020, the Board determined there were no internal or external developments that warranted a change in the fair value and thus continued to use the same valuation of $1.15 for the grants made on August 6, 2020, October 26, 2020, November 23, 2020 and December 4, 2020.

Retrospective Valuation as of October 30, 2020; Reassessed Fair Value with respect to October 2020 – December 2020 Option Grants

As discussed above, in connection with the preparation of its December 31, 2020 consolidated financial statements and the confidential submission of its draft registration statement on Form S-1, the Company reassessed the fair value of underlying common stock. The Company noted that the fair value of its common stock increased $4.81 per share between its July 30, 2020 and December 31, 2020 valuation dates, which it concluded indicated that there was an increase in the fair value of the underlying common stock for the October 26, 2020, November 23, 2020 and December 4, 2020 stock option grants that was not reflected in their exercise price. As such, the Company believed it was appropriate to obtain a retrospective valuation to determine the fair value of its common stock as of October 30, 2020 for purposes of reassessing the fair value of the underlying common stock for the option grants made on October 26, 2020, November 23, 2020 and December 4, 2020.

For the October 30, 2020 valuation, the Company estimated the fair value of the Company’s common stock by using the same methodology and scenarios as the July 30, 2020 valuation. A [***]% rate of return adjustment was applied in the October 30, 2020 valuation to capture the Company’s progress and changes in the market between valuation dates and an updated DLOM of [***]% was applied to the common share value. According to the October 30, 2020 valuation, the value of the Company’s common stock was estimated to be $1.22 per share. Based on that result as well as consideration of other qualitative factors, the Company’s Board determined that the fair value of the Company’s common stock was $1.22 per share as of October 30, 2020. The primary reason for the increase in the concluded fair market value per share of $1.22 in the October 30, 2020 valuation, as compared to the estimated fair market value per share of $1.15 in the July 30, 2020 valuation, was attributable to the Company making continued progress towards filing an Investigational New Drug application for its lead product candidate and continued growth in the organization.

The Company therefore determined the fair value of the underlying common stock should be $1.22 per share for the October 26, 2020, November 23, 2020, and December 4, 2020 stock option grants, rather than the $1.15 per share as previously determined, which resulted in an immaterial amount of additional stock-based compensation expense. The total difference in fair value was $[***]. The Company recorded the incremental stock-based compensation expense related to the November 23, 2020 and December 4, 2020 stock option grants during the year ended December 31, 2020. As the total difference in fair value related to the October 26, 2020 stock option grants was $[***], the Company concluded an update to its stock-based compensation cost in 2020 was immaterial and has passed on recording an adjustment during the year ended December 31, 2020. The Company will record the additional stock-based compensation costs for the October 26, 2020 stock option grants (giving effect to the reassessed grant date estimated fair value per share) during the three months ending March 31, 2021.

Furthermore, considering the increase in common stock fair value in the December 31, 2020 valuation detailed below, the Company further assessed the fair value of the underlying common stock of its October 26, 2020, November 23, 2020, and December 4, 2020 stock option grants. The October 30, 2020 valuation reflected the potential that the Company might remain a privately held company or might experience a liquidity event, which inherently decreases the estimated fair value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the stay private scenario, (ii) the consideration that the Company might liquidate with no value available to common

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

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stockholders and (iii) the application of a DLOM. Conversely, the December 31, 2020 valuation included two IPO scenarios which inherently increased the value of the common stock due to a combination of the (i) expected business equity value in the IPO scenario, which was significantly higher than in the stay private scenario, and (ii) the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock. The Company believes the incorporation of IPO scenarios was not appropriate until after December 14, 2020 as it had not commenced substantive IPO execution activities until such date.

Based on the changes to the valuation methodology discussed above, the Company did not believe it was appropriate to change the underlying fair value of the common stock for its October 26, 2020, November 23, 2020, and December 4, 2020 stock option grants. Furthermore, utilizing a straight-line interpolation between the October 30, 2020 and December 31, 2020 valuation dates and an expected term of 6 years, the estimated increase to compensation cost from increasing the underlying fair value of the common stock for the November 23, 2020 and December 4, 2020 stock option grants would be approximately $[***] for the year ended December 31, 2020 and $[***] annually thereafter.

December 31, 2020 Valuation

In connection with the issuance and sale of its Series C convertible preferred stock, the preparation of its December 31, 2020 consolidated financial statements and the confidential submission of its draft registration statement on Form S-1, the Company reassessed the fair value of the underlying common stock used to calculate the related stock-based compensation for financial reporting purposes. The December 31, 2020 valuation was performed considering various scenarios: two IPO scenarios and a staying private scenario. For those future-event scenarios, the Company’s management determined that the probability for the first IPO scenario was [***]%, for the second IPO scenario was [***]% and for the staying private scenario was [***]%.

The equity value under the IPO scenarios was based on the Company’s estimate and recent IPO values of comparable companies. For the first IPO scenario, the Company estimated time to completion for the IPO as [***] years and applied a risk-adjusted discount rate of [***]% and a DLOM of [***]%. For the second IPO scenario, the Company estimated time to completion for the IPO as [***] years and applied a risk-adjusted discount rate of [***]% and a DLOM of [***]%.

The equity value under the staying private scenario was based on the OPM, backsolve method. This method was selected as the Company concluded that the closing of the Series C convertible preferred stock financing transaction in December 2020 was an arms-length transaction. A DLOM of [***]% was then applied to the common share value.

In allocating the equity value of its business among the various classes of stock, the Company used a combination of the PWERM and OPM, across the scenarios mentioned above, thus using a hybrid method.

According to the December 31, 2020 valuation, the value of the Company’s common stock was estimated to be $5.96 per share. Based on that result as well as consideration of other qualitative factors, the Company’s Board determined that the fair value of the Company’s common stock as of December 31, 2020 was $5.96 per share. The drivers for the increase in the concluded fair market value per share of $5.96 in the December 31, 2020 valuation, as compared to the estimated fair market value per share of $1.22 in the October 30, 2020 valuation was attributable to the fact that at the time of the valuation, the Company had successfully completed the first closing of its Series C Preferred stock financing of

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Nine

approximately $133 million. In addition, the Company’s IPO organizational meeting had already occurred on December 14, 2020, which gave the Company some visibility into the probability and timing of a potential IPO. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotech IPO market cooling, fatigue from institutional investors, the effects of the COVID-19 pandemic, or other development setbacks could materially impact the viability of the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications.

Explanation of Difference Between Fair Value of Common Stock as of December 31, 2020 and the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that the increase in value between the December 31, 2020 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common stock as of December 31, 2020 that indicated that the fair value of the common stock on that date was $5.96 per share, which is lower than the bottom of the Preliminary Price Range by approximately [***]%.

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its common stock for option grant purposes, as determined by the Board on December 31, 2020, and the Preliminary Price Range is in part attributable to the fact that the valuations for option grants took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its IPO. In addition, the discount applicable to the December 31, 2020 option grants, as compared to the Preliminary Price Range, is supported by (1) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario; (2) the possibility that the actual IPO price could be substantially lower than the Preliminary Price Range recommended by the Company’s underwriters; (3) the 180-day lock-up agreement to which the shares underlying the Company’s options will be subject following the IPO; (4) the Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares into common stock upon the closing of the IPO, thus eliminating the superior rights and preferences of the preferred shares as compared to the common stock; (5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; (6) progress towards filing an IND for the Company’s lead product candidate ITIL-168 and continued discussions and planning with respect to the Company’s planned clinical trials in 2021; (7) additional closings of the Company’s Series C Preferred Stock in the amount of approximately $40 million in January and February 2021 supported by healthcare institutional investors; (8) increases in strategic activity and investor interest in the TIL space; (9) continued growth in the organization, including key hires in business development and translational science; (10) and commencement of buildout of the Company’s manufacturing facility; and (11) completion of the IPO would significantly strengthen the Company’s balance sheet, provide the Company access to public equity and enhanced operational flexibility, thereby increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its common stock as determined by the Board as of December 31, 2020 is consistent with the Company’s and the Representatives’ preliminary estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Ten

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its option grants during the past 12 months were reasonable and appropriate for the reasons described herein and in the Registration Statement.

On January 4, 2021, January 22, 2021 and throughout February 2021, the Company granted options to purchase an aggregate of 35,880, 638,066 and 5,328,778 common stock, respectively, at an exercise price of $5.96 per share. The Board determined the fair value at the time of the grants was $5.96 based on a number of factors, including the December 31, 2020 valuation. However, in connection with the Company’s increased likelihood of an IPO, the Company will reassess the common stock fair value for the stock option grant dates occurring in the first quarter of 2021. The Company expects to increase the common stock fair value which will result in an increase to aggregate compensation costs related to unvested stock options granted in the first quarter of 2021. The impact of these stock-based compensation costs (giving effect to the reassessed grant date estimated fair value per share) will first be recorded for the three months ending March 31, 2021 and thus, has no impact on the consolidated financial statement periods disclosed in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 55 Hudson Yards, New York, New York 10001.

****

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 8, 2021

Page Eleven

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +1 212 479 6474 or Madison Jones of Cooley LLP at +1 202 728 7087.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta

cc:	Bronson Crouch, Instil Bio, Inc.
Sandeep Laumas, Instil Bio, Inc.
Nathan Ajiashvili, Latham & Watkins LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com